Exhibit 99.1

Envigado, May 05, 2025

TERMINATION OF THE ADS PROGRAM

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Éxito” or “the Company”) informs its shareholders and the market in general that in line with what was disclosed on December 20 and 30, 2024, and January 8 and 21, 2025; on May 1, 2025 JPMorgan Chase Bank, N.A. (“JPMorgan”) announced that it has sold the securities underlying the American Depositary Shares (“ADSs”) of Exito. Hereafter, each ADS represents only the right to a holder’s pro rata share in the net proceeds of US$3.334110 per ADS. Holders of outstanding ADSs must surrender their ADSs for cancellation in order to receive payment of the termination proceeds. Such proceeds will be available commencing on May 8, 2025. For holders whose positions are held through a broker or other securities intermediary that is a participant in The Depository Trust Company (“DTC”), this process will occur automatically on May 8, 2025. Registered holders whose positions are not held through DTC must deliver their ADSs to JPMorgan prior to receiving the proceeds owed to them.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.